02033854

MAY 8 2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of May 6, 2002

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

NYF[illegible]

8 May 2002

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

IMPERIAL TOBACCO GROUP PLC

Acquisition of Reemtsma

Following the announcement on 7 March 2002 that the Company had agreed to acquire the issued share capital of Reemtsma Cigarrettenfabriken GmbH, the Company announces that it has today received merger clearance from the European Commission.

Following receipt of this clearance all of the conditions to the acquisition of Reemtsma have been satisfied. Accordingly, the Company expects completion of the acquisition to take place on 15 May 2002.

Enquiries:

Imperial Tobacco | Gareth Davis, Chief Executive | +44 (0)117 963 6636
Bob Dyrbus, Finance Director
Alison Cooper, Group Financial Controller

Some of the information contained in this announcement contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Imperial Tobacco's Annual Report on Form 20-F for the fiscal year ended September 29, 2001, filed with the Commission on December 21, 2001. Imperial Tobacco undertakes no obligation to publicly update or revise any forward-looking statements.

Copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or to publications with a general circulation in those jurisdictions, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or to publications with a general circulation in those jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date May 8, 2002 By

Trevor M Williams
Assistant Company Secretary

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